D.A. Davidson & Co.

February 8, 2022

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Bowman Consulting Group Ltd.
Registration Statement on Form S-1, as amended
File No. 333-262464

Acceleration Request
	Requested Date:	February 8, 2022
	Requested Time:	4:00 p.m. Eastern Time (US)

Ladies and Gentlemen:

In connection with the above-referenced Registration Statement, and pursuant to Rule 461 under the Securities Act of 1933, as amended (the “Act”), we, as representative of the underwriters, hereby join in the request of Bowman Consulting Group Ltd. that the effective date of the Registration Statement be accelerated so that it will be declared effective at 4:00 p.m., Eastern Time (US), on February 8, 2022, or at such later time as the Company or its outside counsel, Greenberg Traurig LLP, may request via a telephone call to the staff of the Division of Corporation Finance of the Securities and Exchange Commission.

Pursuant to Rule 460 under the Securities Act, please be advised that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus.

The undersigned, as representative of the underwriters, has complied and will comply, and we have been informed by the participating underwriters that they have complied and will comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Acting on behalf of itself and the underwriters

D.A. DAVIDSON & CO.

By:	/s/ James Keckler
JamesKeckler, Managing Director